# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Mereo BioPharma Group plc, CIK 0001719714
CUSIP: 589492107
Title of class of securities: Ordinary Shares, nominal value 0.003 GBP per share
Address of issuer's principal executive offices: ONE CAVENDISH PLACE, FOURTH FLOOR, LONDON, United Kingdom (X0), W1G0QF
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000902664-24-001056
Filed by CIK 0001165408

## Reporting persons
- Adage Capital Management, L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 43,575,065; sole dispositive power 0; shared dispositive power 43,575,065; aggregate amount beneficially owned 43,575,065 (5.62% of the class)
- Adage Capital Partners GP, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This Schedule 13G/A is being submitted under the CIK number of Adage Capital Partners GP, L.L.C. (CIK 0001165408) in order to gain access to the EDGAR system under the structured data requirements applicable to Schedule 13G filings (effective December 18, 2024) due to the fact that the original Schedule 13G was filed by Adage Capital Partners GP, L.L.C. (CIK 0001165408). Adage Capital Partners GP, L.L.C. is no longer the beneficial owner of securities held by ACP.
- Robert Atchinson: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 43,575,065; sole dispositive power 0; shared dispositive power 43,575,065; aggregate amount beneficially owned 43,575,065 (5.62% of the class)
- Phillip Gross: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 43,575,065; sole dispositive power 0; shared dispositive power 43,575,065; aggregate amount beneficially owned 43,575,065 (5.62% of the class)

## Item 1. Issuer
Name of issuer: Mereo BioPharma Group plc
Address of issuer's principal executive offices: One Cavendish Place, 4th Floor, London, W1G 0QF, United Kingdom

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Adage Capital Management, L.P., a Delaware limited partnership ("ACM"), as the investment manager of Adage Capital Partners, L.P., a Delaware limited partnership ("ACP"), with respect to the ordinary shares, nominal value 0.003 GBP per share (the "Ordinary Shares") of Mereo BioPharma Group plc, a U.K. public limited company (the "Company") directly held by ACP;

(ii) Robert Atchinson ("Mr. Atchinson"), as (1) managing member of Adage Capital Advisors, L.L.C., a limited liability company organized under the laws of the State of Delaware ("ACA"), managing member of Adage Capital Partners GP, L.L.C., a limited liability company organized under the laws of the State of Delaware ("ACPGP"), general partner of ACP and (2) managing member of Adage Capital Partners LLC, a Delaware limited liability company ("ACPLLC"), general partner of ACM, with respect to the Ordinary Shares directly held by ACP; and

(iii) Phillip Gross ("Mr. Gross"), as (1) managing member of ACA, managing member of ACPGP and (2) managing member of ACPLLC, general partner of ACM, with respect to the Ordinary Shares directly held by ACP.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

There is no CUSIP number assigned to the Ordinary Shares. The CUSIP number 589492107 has been assigned to the American Depositary Shares ("ADSs") of the Company, which are quoted on Nasdaq under the symbol "MREO." Each ADS represents 5 Ordinary Shares.

This Schedule 13G/A is being submitted under the CIK number of Adage Capital Partners GP, L.L.C. (CIK 0001165408) in order to gain access to the EDGAR system under the structured data requirements applicable to Schedule 13G filings (effective December 18, 2024) due to the fact that the original Schedule 13G was filed by Adage Capital Partners GP, L.L.C. (CIK 0001165408). Adage Capital Partners GP, L.L.C. is no longer a reporting person on the Schedule 13G filing as it is no longer the beneficial owner of securities held by ACP.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 200 Clarendon Street, 52nd Floor, Boston, Massachusetts 02116.
Citizenship: ACM is a limited partnership organized under the laws of the State of Delaware. Messrs. Gross and Atchinson are citizens of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 775,728,034 Ordinary Shares outstanding as of November 11, 2024, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the Securities and Exchange Commission on November 12, 2024.
Percent of class: 5.62
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Adage Capital Management, L.P.: /s/ Robert Atchinson, By: Adage Capital Partners LLC, its General Partner, By: Robert Atchinson, its Managing Member (02/12/2025)
- Adage Capital Partners GP, L.L.C.: /s/ Robert Atchinson, By: Adage Capital Advisors, L.L.C., its Managing Member, By: Robert Atchinson, its Managing Member (02/12/2025)
- Robert Atchinson: /s/ Robert Atchinson, Robert Atchinson, individually (02/12/2025)
- Phillip Gross: /s/ Phillip Gross, Phillip Gross, individually (02/12/2025)